CALIBERCOS INC.

8901 E. Mountain View Rd. Ste. 150

Scottsdale, AZ 85258

February 9, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CaliberCos Inc.
Registration Statement on Form S-1
File Number 333-267657

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, CaliberCos Inc. hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-1 (File No. 333-267657) be accelerated to 4:30 p.m., Eastern Time, on Monday, February 13, 2023, or as soon as practicable thereafter.

Please contact Thomas J. Poletti of Manatt, Phelps & Phillips, LLP at (714) 371-2501 with any questions you may have regarding this request. In addition, please notify Mr. Poletti by telephone when this request for acceleration has been granted.

Respectfully,

CALIBERCOS INC.

By:	/s/ John C. Loeffler
Name:	John C. Loeffler, II
Title:	Chairman and Chief Executive Officer

cc:	Manatt, Phelps & Phillips, LLP